Mail Stop 3561

April 1, 2008

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

>   **Re: Fair Isaac Corporation**
>   **Form 10-K for Fiscal Year Ended September 30, 2007**
>   **Filed November 28, 2007**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed December 21, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
>   **Filed February 8, 2008**
>   **File No. 1-11689**

Dear Dr. Greene:

   We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2007
Item 1. Business, page 2
Products and Services, page 2

1. Please disclose whether any class of similar products or services accounted for more than 10% of consolidated revenue for any of the past three fiscal years. See Item 101(c)(1)(i)

of Regulation S-K. In this regard we note the risk factor disclosure on page 15 that the company derives "a substantial portion of [its] revenues from a small number of products and services." Your disclosure on page 32 indicates that "[m]ost of [y]our revenues are derived from the sale of products and services within the consumer credit, financial services and insurance industries…," however, your disclosure should be more specific.

Item 3. Legal Proceedings, page 26

2.   Please include a discussion of the current status of the litigation with TransUnion, Equifax and Experian. In this regard, we note your risk factor disclosure on page 16.

3.   Please include a description of the ongoing Braun Consulting case as disclosed in the notes to the financial statements or tell us why you have opted not to discuss it here.

Item 7.. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

4.   We note the disclosure in the risk factors on page 15 that the company has restructured the way in which it sells its products and services. In an appropriate place in the MD&A, please discuss this change and its impact on the company's operations. In this regard, we note the disclosure on page 38 related to restructuring and acquisition related expenses, but it is unclear whether these expenses are related to the transition to the use of Integrated Client Networks.

5.   We also note the disclosure in the risk factor on page 23 relating to your dependence upon conditions in the consumer credit, financial services and insurance industries. Given the fact that the financial services industry would appear to be tightening any available credit, please provide disclosure in future filings that discusses this trend and any steps you are taking to mitigate any impact upon your operating results and tell us what this disclosure will look like.

Report of Independent Registered Public Accounting Firm, page 52

6.   Please amend your filing to include the conformed signatures of your auditors in their audit report and consent. Refer to Rule 2-02(a) of Regulation S-X and Item 601(b)(23) of Regulation S-K.

Controls and Procedures, page 90

7.   You disclose that "a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." You further disclose that "there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." Please revise your conclusion that your disclosure controls and procedures and internal controls were effective to reflect, if true, that the disclosure controls and procedures and internal

controls were effective at the "reasonable assurance" level. Please refer to Part II.F.4 of
SEC Release No. 33-8238 for guidance.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
Elements of Compensation, page 19

8.   It appears from the disclosure on page 19 that the company is engaging in benchmarking
        with respect to determining the base salaries of the named executive officers. Please tell
        us whether the company engages in benchmarking annually such that the committee
        seeks to have the executive officers' base salary reach a certain percentile in relation to
        the companies surveyed. If so, in future filings, please disclose this and provide
        additional detail about how the company uses benchmarking, including identifying the
        benchmark and the companies underlying the peer group used to determine the
        benchmark. See Item 402(b)(2)(xiv) of Regulation S-K. If the company is not engaged
        in benchmarking, please revise the disclosure to disclose in more detail the factors
        considered by the committee in addition to the comparative information provided by
        Towers and Perrin. In addition, please disclose how such factors resulted in the
        compensation decisions made by the committee. See *Staff Observations in the Review of
        Executive Compensation Disclosure*
        (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9,
        2007).

9.   We note the disclosure on page 20 that the short-term incentive awards are based in part
        on "individual results against established goals" and that results are determined through
        individual performance evaluations. Please expand the discussion of individual
        performance to discuss the types of factors that are included in the performance
        evaluations and how difficult it is to achieve the goals established. Please tell us what
        this disclosure will look like in future filings.

10.   Please elaborate upon your discussion of the Short-Term Incentive program to explain
        how you determined to pay out $4.5M of the $7.5M after the second fiscal quarter.
        Please also explain the adjustments that the committee might make "depending upon
        particular circumstances" to the actual amounts paid to an employee at mid-year and
        year-end.   Please tell us what this disclosure will look like in future filings.

11.   Please revise the discussion of long-term compensation on page 21 to explain how the
        factors discussed on page 21 resulted in the long-term incentive awards made during the
        year ended September 30, 2007. Please tell us what this disclosure will look like in
        future filings.

12.   Please consider providing a total amount at the end of each table that quantifies the
        estimated payments and benefits that would be provided to your named executive officers

in connection with termination under the circumstances indicated so that the overall amount due to the officer is clear.

Form 10-Q for the Quarter Ended December 31, 2007

13.   Please confirm that you will address the comments above in your future Forms 10-Q as applicable.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director